UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.25% Series A Cumulative Convertible Preferred Stock, Par Value $0.01
(Title of Class of Securities)

291525202
(CUSIP Number of Class of Securities)

J. Scott Enright, Esq.
One Emmis Plaza
40 Monument Circle
Suite 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

With a copy to:
James M. Dubin, Esq.
Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
[Not Applicable]	[Not Applicable]

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.
☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is a press release issued by Emmis Communications Corporation on November 30, 2011. The date of commencement of the tender offer described in the press release below is December 1, 2011.
PRESS RELEASE
For Immediate Release
November 30, 2011
Contact: Patrick M. Walsh
Ryan A. Hornaday
317.266.0100
EMMIS ANNOUNCES LAUNCH OF MODIFIED
“DUTCH AUCTION” TENDER OFFER TO PURCHASE
UP TO $6 MILLION OF ITS 6.25% SERIES A PREFERRED STOCK
     Indianapolis, IN (NASDAQ: EMMS, EMMSP) — November 30, 2011 — Emmis Communications Corporation announced today that it has launched a modified “Dutch auction” tender offer to purchase up to $6,000,000 in value of shares of its 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”) at a price per share not less than $12.50 and not greater than $15.56. The offer will commence on November 30, 2011, and will expire at 5:00 p.m., New York City Time, on December 30, 2011, unless the offer is extended. Depending on the final purchase price of the offer, if the offer is fully subscribed, Emmis could purchase between 385,604 and 480,000 Preferred Shares representing 14.8% to 18.4% of the issued and outstanding Preferred Shares as of November 30, 2011.
     A modified “Dutch auction” tender offer allows shareholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified share price range. Based on the number of Preferred Shares tendered and the prices specified by the tendering shareholders, Emmis will determine the lowest price per share that will enable it to purchase up to $6,000,000 of Preferred Shares at such price, or a lower amount depending on the number of shares that are properly tendered and not properly withdrawn. All Preferred Shares purchased by Emmis in the offer will be purchased at the same price, even if the shareholder tendered at a lower price, so in some cases Emmis may purchase Preferred Shares at a price above the price indicated by the shareholder tendering those shares. Emmis will not purchase Preferred Shares below a shareholder’s indicated price. The purchase of Preferred Shares in the offer will be financed by amounts borrowed under Emmis’ Note Purchase Agreement with Zell Credit Opportunities Master Fund, L.P., dated November 10, 2011.
     If, at the final purchase price, Preferred Shares representing more than $6,000,000 in value at the applicable purchase price are properly tendered and not properly withdrawn, Emmis will purchase shares tendered at or below that price on a pro rata basis. The offer will not be conditioned upon any minimum number of Preferred Shares being tendered, but will be subject to other conditions described in the tender offer documents, which will be distributed to shareholders on or about November 30, 2011. These documents will also contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.
     Neither Emmis nor its Board of Directors is making any recommendation, or has authorized any person to make any recommendation, to any shareholder as to whether such shareholder should tender or refrain from tendering its Preferred Shares or as to the purchase price or purchase prices at which such shareholder may choose to tender its Preferred Shares. Each shareholder must make its own decision as to whether to tender its Preferred Shares and, if so, how many Preferred Shares to tender and the purchase price or purchase prices at which it will tender them. Shareholders should consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal.
     The information agent and depositary for the tender offer is BNY Mellon Shareowner Services. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Taft Stettinius & Hollister LLP are acting as Emmis’ legal counsel in the tender offer. When the tender offer is commenced, the offer to purchase and related documents are being mailed to holders of record of Preferred Shares and also will be made available for distribution to beneficial owners of Preferred Shares. For questions and information, please call the information agent toll free at (866) 301-0524.
Tender Offer Statement
     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL PREFERRED SHARES. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT EMMIS WILL BE DISTRIBUTING TO ITS HOLDERS OF PREFERRED SHARES. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
     SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER RELATED DOCUMENTS THAT EMMIS WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (WHEN AVAILABLE) AT THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM EMMIS’ WEBSITE AT WWW.EMMIS.COM. SHAREHOLDERS AND INVESTORS ARE URGED TO CAREFULLY READ THESE MATERIALS, WHEN AVAILABLE, PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.
Forward-Looking Statements
Certain statements included in this press release which are not statements of historical fact, including but not limited to those identified with words such as “anticipate,”

“believe,” “could,” “continue,” “estimate,” “feel,” “forecast,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,”, “would,” “expect,” “will,” “look” or similar expressions and various or negatives of such words are intended to be and are “forward-looking statements,” as defined in the Securities and Exchange Act of 1934, as amended. Similarly, statements herein that describe Emmis’ business strategy, prospects, opportunities, outlooks, objectives, plans, intentions or goals are also forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Emmis to be materially different from any future result, performance or achievement expressed or implied by such forward-looking statements and Emmis cannot assure you that its expectations will be achieved or that any deviations will not be material.
Such factors include, among others:
•	general economic and business conditions;

•	fluctuations in the demand for advertising and demand for different types of advertising media;

•	our ability to service our outstanding debt;

•	increased competition in our markets and the broadcasting industry;

•	our ability to attract and secure programming, on-air talent, writers and photographers;

•	inability to obtain (or to obtain timely) necessary approvals for purchase or sale transactions or to complete the transactions for other reasons generally beyond our control;

•	increases in the costs of programming, including on-air talent;

•	inability to grow through suitable acquisitions;

•	changes in audience measurement systems;

•	new or changing regulations of the Federal Communications Commission or other governmental agencies;

•	competition from new or different technologies;

•	war, terrorist acts or political instability; and

•	other factors mentioned in documents filed by Emmis with the Securities and Exchange Commission.
All forward-looking statements are based on information available to Emmis on the date of this press release, and Emmis does not undertake, and specifically disclaims, any obligation or responsibility to update, amend or revise any forward-looking statements or information above except as otherwise required by law. More information about potential factors that could affect Emmis’ business and financial results is included in the offer to purchase and Emmis’ filings with the Securities and Exchange Commission, including, without limitation, Emmis’ Form 10-K for the fiscal year ended February 28, 2011 and subsequent periodic and current reports.

About Emmis Communications (NASDAQ: EMMS)
Emmis Communications Corporation is a diversified media company, principally focused on radio broadcasting. Emmis operates the 8th largest publicly traded radio portfolio in the United States based on total listeners. Emmis owns 18 FM and two AM radio stations in New York, Los Angeles, St. Louis, Austin (Emmis has a 50.1% controlling interest in Emmis’ radio stations located there), Indianapolis and Terre Haute, IN.
Transmittal and other related materials will be furnished promptly by the Information Agent at Emmis’ expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the tender offer.
The Information Agent for the tender offer is:
480 Washington Boulevard, 27th Floor
Jersey City, NJ 07310
Call Toll Free: (866) 301-0524
Call Collect: (201) 680-6579
November 30, 2011